Exhibit 17.1

One Sansome Street, 30th Floor

San Francisco, CA 94104

January 17, 2017

Cascadian Therapeutics, Inc.

2601 Fourth Avenue, Suite 500

Seattle, Washington 98121

Attention: Julia M. Eastland, Chief Financial Officer, Vice President and Secretary

Dear Ms. Eastland:

Effective immediately, I hereby resign from the Board of Directors.

I have a fundamental disagreement with management and the Board as to the Company’s contemplated financing, given the extreme dilutive impact it would have on existing shareholders. I believe it is my fiduciary duty as a director to make this concern clearly known to you and the Board.

I believe that Tucatinib, the Company’s promising drug candidate for treating HER2+ breast cancer, is valuable, worth far more than the market value of Cascadian. With cash and short term investments of $71.6m as of September 30, 2016, there is no immediate need to massively dilute the Company. I believe a continued exploration of strategic alternatives, about which I am optimistic, is in all stockholders’ best interests, and would likely alleviate the need for any further dilution. The outcome of this strategic process could be the outright sale of Cascadian at a price reflective of Tucatinib’s true value and/or shareholder participation in the future success of Tucatinib.

Because I do not support, and do not wish to be seen as supporting, the proposed financing, and because management and the board have nonetheless elected to proceed, I feel I have no choice but to resign.

Very truly yours,

/s/ Mark N. Lampert
Mark N. Lampert

Cc:	Christopher S. Henney

Gwen A. Fyfe, M.D.

Richard L. Jackson, Ph.D.

Steven P. James

Ted W. Love, M.D.

Scott D. Myers

Daniel K. Spiegelman, M.B.A.